

August 17, 2010

Mr. Timothy K. Driggers
Vice President and Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

>   **Re:** **EOG Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 11, 2010**
>   **Schedule 14A**
>   **Filed March 25, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
>   **Filed May 4, 2010**
>   **Response Letter Dated July 22, 2010**
>   **File No. 1-9743**

Dear Mr. Driggers:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.	We note your response to our prior comment 1. Expand your disclosure to provide the information contained in the third and sixth paragraphs of your supplemental response. As part of that disclosure, quantify the limits of your coverage and clarify whether each is with a third party insurer or whether you are self-insured.

2.	With regard to the seventh paragraph of your response, with a view towards possible disclosure, explain to us in more detail the "certain remediation plans and procedures [that you have] in place to deal with the environmental impact that would occur in the event of an oil spill or leak." Tell us the name of the third party spill response coordinator that you have engaged. Finally, address the ability of Clean Gulf Associates to respond or provide equipment in the event that there is an already-existing blowout or spill.

Schedule 14A filed March 25, 2010

Board's Role in Risk Oversight, page 5

3.	We note your response to our prior comment 22. Although your existing disclosure addresses "the extent of the board's role in the risk oversight of the registrant, such as how the board administers its risk oversight function," it does not directly address "the effect that this has on the board's leadership structure." Please provide us with a draft of enhanced disclosure on this topic.

Committees of the Board

Nominating and Governance Committee, page 6

4.	We note your response to our prior comment 23. Please confirm to us that you will include in future filings information similar to the information included in your response.

Executive Compensation

Alignment with Stockholder Interests, page 16

5.	We note your response to our prior comment 24. Please confirm that you will include in future filings information similar to the information included in your response.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 1

Drilling and Acquisition Activities, page 21

6.   We note your response number 13 but do not concur. The staff does not believe
      that presenting multiple versions of geographic areas within your document is
      appropriate. We note the breakdown that you provide in your reserves summary
      and in your acreage presentation and believe that such a breakdown is more
      consistent with the breakdown called for by Item 1201(d) of Regulation S-K to
      provide the meaningful disclosure. We reissue our prior comment 13.

Supplemental Information to Consolidated Financial Statements, page F-33

Net Proved and Proved Developed Reserve Summary, page F-39

7.   We note your response to our prior comment 17. Item 1203(b) of Regulation S-K
      requires registrants to "Disclose material changes in proved undeveloped reserves
      that occurred during the year, including proved undeveloped reserves converted
      into proved developed reserves." In part, your response 15 states, "The Company
      believes that the reporting line "Extensions, discoveries and other additions" in
      the reserve table on page F-38 of our 2009 Form 10-K is understood to represent
      the results of our drilling." However, this does not fulfill the requirement of Item
      1203(b). Please amend your document to disclose the figures for the sources of
      material change to your PUD reserves with discussion of the technologies
      employed or a cross reference to such discussion as prescribed in Item 1202(a)(6)
      of Regulation S-K.

8.   In part your response 18 states, "EOG has demonstrated historical success in
      employing these technologies in the development of its other resource plays,
      including the Barnett Shale, where the Company has drilled over 1,500 gross
      wells and produced over 0.9 Tcfe, gross to date." Please explain to us the
      revision history due to performance for proved reserves in your Barnett Shale
      play. Include a comparison between the median values as of year-end 2009 with
      median initial values for proved Estimated Ultimate Recovery, realized well cost
      and estimated well cost; producing rate vs. time plot and associated decline curve
      parameters, producing rate vs. cumulative production plot and estimated future
      production projection representative of the two median EURs. You may contact
      us for guidance in this response.

Third Party Reserve Report, Exhibit 23.2

9.   The report should indicate the portion of your proved undeveloped reserves that were audited by your third party engineer.

10.   Item 1202(a)(8)(v) of Regulation S-K requires a discussion of the primary economic assumptions as applied in the third party report. We note the inclusion of benchmark price figures. Please include the weighted average adjusted oil and gas prices used to determine the audited proved reserves disclosed in the third party report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about

Mr. Timothy K. Driggers
EOG Resources, Inc.
August 17, 2010
Page 5

engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director